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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

ASCONI CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

04363Q 20 4

(CUSIP Number)

CONSTANTIN JITARU

Chief Executive Officer

Asconi Corporation

1211 Semoran Boulevard, Suite 141

Casselberry, FL 32707

Telephone: 407 679 9463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04363Q 20 4

EXPLANATORY NOTE

THIS STATEMENT OF BENEFICIAL OWNERSHIP PERTAINS TO THE SECURITIES ISSUED ON MAY 19, 2003. THE CHANGE IN THE OWNERSHIP OF THE REPORTING PERSON WAS ORIGINALLY REPORTED ON FORM 4 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 2003 AND IN ITEM 2 OF THE REPORT ON FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2003, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 2003. PURSUANT TO THE ADVISE OF THE CURRENT LEGAL COUNSEL THIS SCHEDULE 13D IS BEING FILED TO PROVIDE ADDITIONAL DISCLOSURE OF THE TRANSACTION.

1.	Name of Reporting Person: CONSTANTIN JITARU S.S. or I.R.S. Identification No. of above person (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: REPUBLIC OF MOLDOVA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 5,000,000 SHARES 8. Shared Voting Power: 0 SHARES 9. Sole Dispositive Power: 5,000,000 SHARES 10. Shared Dispositive Power: 0 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000 SHARES

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11): 42.52%

14.	Type of Reporting Person* IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

CUSIP No    04363Q 20 4

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Asconi Corporation, a Nevada Corporation (the “Issuer”) and is being filed by Constantin Jitaru (the “Reporting Person”). The principal executive offices and mailing address of the Issuer is 1211 Semoran Boulevard, Suite 141, Casselberry, FL 23707.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by CONSTANTIN JITARU (the “Reporting Person”)

(b)	The principal business address of the Reporting Person is c/o Asconi Corporation, 1211 Semoran Boulevard, Suite 141, Casselberry, FL 32707.

(c)	The Reporting Person is the President and Chief Executive Officer of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the Republic of Moldova.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired ownership of 5,000,000 shares of the Issuer (the “Acquisition Shares”) pursuant to the Consent by the Board of Directors of the Company to issue additional shares of stock as founders’ stock to the officers and members of the board of directors if the Issuer in order to maintain ownership and control of the Company as per the Exchange Agreement of April 12, 2001 between Asconi Corporation and Asconi S.R.L. whereas Constantin Jitaru agreed to exchange his 50% ownership in Asconi S.R.L. for approximately 6,300,000 of issued and outstanding shares of Asconi Corporation.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Common Stock directly and beneficially acquired by Mr. Jitaru were acquired and are being held as an investment. Mr. Jitaru intends to review on a continuing basis his investment in the Company and may, depending on his evaluation of the Company’s business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, his investment in the Company. Except as set forth above, Mr. Jitaru does not have any present plans or proposals, which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any change in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

The Board of Directors of the Company consented to issue additional shares of common stock to the officers and members of the board of directors in order to maintain ownership and control of the Company as per the Exchange Agreement dated April 12, 2001, whereas Constantin Jitaru was entitled to become the beneficial owner of approximately 46.5% of the issued and outstanding shares of Asconi Corporation following the reverse merger of Asconi S.R.L. with Grand Slam Treasurers prior to the planned SB-2 registration, which was to follow the reverse merger transaction. The Board believes this issuance of stock was necessary as a result of substantial dilution, which occurred pursuant to the improper issuance of shares of stock which became the subject of litigation initiated by the Company in July 2001 and which was ultimately resolved in 2003, however, the Company was not able to recover or cancel said shares. Hence, pursuant to a board of directors meeting, additional shares were issued.

CUSIP No    04363Q 20 4

On April 12, 2001, Asconi Corporation (formerly Grand Slam Treasure) through its wholly owned British Virgin Islands subsidiary acquired all of the issued and outstanding shares of Asconi S.R.L., a Republic of Moldova entity pursuant to the Exchange Agreement, for 12,600,000 post reverse split shares of its common stock.

Following the consummation of the reverse merger transactions a number of events occurred which included:

•	Improper issuance of 7,494,900 shares of restricted common stock to various parties who were not shareholders of Asconi S.R.L. and were not entitled to receive shares under the Exchange Agreement,

•	Unauthorized signing of four contracts for consulting services and registration of 1,600,000 shares of common stock under the Securities Act of 1933 on Form S-8, which we filed on April 24, 2001.

As a result Mr. Jitaru effectively became the beneficial owner of only 31.56% of issued and outstanding shares of Asconi Corporation, which was substantially less than negotiated pursuant to the Exchange Agreement and represented unfair consideration for the 50% interest of Mr. Jitaru in Asconi S.R.L. As a result of the transaction the assets of Asconi S.R.L. essentially represent all assets of Asconi Corporation.

Asconi filed a complaint on July 17, 2001, in the Circuit Court of the Ninth Judicial circuit in and for Orange County, Florida, against parties involved in the improper issuance of shares asserting the breach of contract, rescission of the contracts, violation of the Florida securities laws, civil conspiracy and breach of fiduciary duty. The amended complaint sought damages for breach of contract, rescission, breach of fiduciary duty, declaratory relief, violation of Florida Securities Investors Protection Act, fraudulent inducement and civil conspiracy. The complaint sought monetary damages, rescission and return of the stock still possessed by any of the defendants, and other relief.

In January of 2003, 18 months after the filing of the complaint and based on the legal advice regarding the estimated timeframe for the trial date (the legal estimate was that discovery could take another two to three years and result in substantial costs to the Company), the Board of Directors of Asconi Corporation decided that it was in the best interest of the Company to respond to the settlement offers from the defendants and negotiate the best possible settlement terms. Settlements were reached with the defendants; however, they have not resulted in the return of the stock.

To cure the substantial dilution, which resulted from the above events, the Board of Directors of Asconi Corporation consented to the issuance of additional 5,000,000 to maintain the original terms of the Reverse Merger of Asconi Corporation and Asconi S.R.L. and the ownership of the Company by Mr. Jitaru as per the Exchange Agreement of 12 April 2001.

Except as described herein, the Reporting Person is not aware of any present plans or proposals that related to, or would result in the acquisition or disposition by any person of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, a sale or transfer of a material amount of the Issuer’s assets, a change in the present Board of Directors or management of the Issuer, a change in present capitalization of the dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, or a change in the Issuer’s charter or bylaws or with respect to the delisting or deregistration of any of the Issuer’s securities.

CUSIP No. 04363Q 20 4

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the date of this report, the Reporting Person beneficially owns an aggregate of 5,460,812 Shares, which represents 46.44% of the Issuer’s Shares at the Closing.

(b)	As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, or disposes or directs the disposition of 5,460,812 Shares.

(c)	The Reporting Person has not effected any transactions, other than those described herein in the class of securities described herein during the past 60 days.

(d)	Not applicable.

(e)	The Reporting Person remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
10.1	Share Exchange Agreement dated April 12, 2001 between Asconi Corporation, Asconi S.R.L. and Asconi Holding Limited Company.(1)

(1) Filed as an exhibit to the Current Report on Form 8K of Asconi Corporation filed with the SEC on April 19, 2001

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2003
Date

/s/ Constantin Jitaru
Signature of Reporting Person

CONSTANTIN JITARU
Name of Reporting Person